UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: January 19, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “2017 Business Strategy”
99.2	Press Release entitled “CNOOC Limited Announces its 2017 Business Strategy and Development Plan”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2017 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2017.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2017.

The Company’s targeted net production for 2017 is 450 million to 460 million barrels of oil equivalent (BOE)*, of which, production from China and overseas accounts for approximately 65% and 35%, respectively. The Company’s net production for 2016 is expected to be approximately 476 million BOE. The Company’s net production for 2018 and 2019 are estimated to be 455 million to 465 million BOE and 460 million to 470 million BOE, respectively.

In 2017, five new projects are expected to come on stream, among which, Penglai 19-9 oil field comprehensive adjustment and Engping 23-1 oil fields in offshore China already came on stream. The other three projects are Weizhou 12-2 oil field Phase II in offshore China, BD gas field in Indonesia and Hangingstone project in Canada. Currently, nearly 20 projects are under construction.

In 2017, the Company plans to drill 126 exploration wells and acquire approximately 13 thousand square kilometers 3-Dimensional (3D) seismic data.

The Company’s total capital expenditure for 2017 is budgeted at RMB60.0 billion to RMB70.0 billion. The capital expenditures for exploration, development and production account for approximately 18%, 66% and 15%, respectively. The Company will maintain prudent financial policy, improve capital efficiency and ensure sustainable development.

* Including our interest in equity-accounted investees.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 19 January 2017

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yang Hua (Chairman)	Chiu Sung Hong
Yuan Guangyu	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch

Non-executive Directors

Liu Jian (Vice Chairman)

Wu Guangqi

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces its

2017 Business Strategy and Development Plan

(Hong Kong, January 19, 2017) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its business strategy and development plan for the year 2017.

The Company’s net production target for 2017 is in the range of 450 to 460 million barrels of oil equivalent (BOE), of which approximately 64% and 36% are produced in China and overseas, respectively. The net production targets set for 2018 and 2019 are 455 million to 465 million BOE and 460 million to 470 million BOE, respectively. The net production for 2016 is expected to be approximately 476 million BOE.

There will be 5 new projects coming on stream during the year, of which the Penglai 19-9 oilfield comprehensive adjustment project and the Enping 23-1 oilfields in China have commenced production. The other three projects, namely phase two of the Weizhou 12-2 oilfield project in China, the BD gas field in Indonesia and the Hangingstone project in Canada will commence production as scheduled in the year. Currently, nearly 20 projects are under construction.

In 2017, the Company plans to drill 126 exploration wells and acquire approximately 13 thousand square kilometers of 3-Dimensional (3D) seismic data.

The Company’s total capital expenditure for 2017 will be in the range of RMB60.0 to RMB70.0 billion. Of that amount, the capital expenditures for exploration, development and production will account for around 18%, 66% and 15% respectively. The Company will maintain prudent fiscal management and enhance capital efficiency to facilitate sustainable development.

Mr. Yuan Guangyu, President of the Company, said: “We will maintain prudent financial policy and improve capital efficiency in response to the continued challenge posed by low oil prices. Also, we will optimize the Company’s asset portfolio and focus on return to make steady progress in all businesses.”

Mr. Yang Hua, Chairman and CEO of the Company, commented: “In 2017, we will balance both short-term and mid to long-term development, pursue quality growth, increase profitability-oriented production volume in order to bring better return for our investors.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: MR@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894 6263

Fax:+852-2576 1990

E-mail: hl.wong@hkstrategies.com